                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to its financial results for the year ended December 31, 2006.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     -    the Registrant's plan to strengthen its oil and gas operation;

     - the Registrant's plan to optimize the structure of refining and chemical businesses; and

     -    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

(PETROCHINA LOGO)        (CHINESE CHARACTERS)
                         PetroChina Company Limited
                         -----------------------------------------------------------------------

                         (CHINES CHARACTERS)                World Tower, 16 Ande Road, Dongcheng
                         (CHINES CHARACTERS)                District Beijing, 100011, P.R. China
(CHINES CHARACTERS)      (CHINES CHARACTERS)                TEL: 86-10-84886034; 84886037
PRESS RELEASE            (CHINES CHARACTERS)                FAX: 86-10-84886039
------------------------------------------------------------------------------------------------


              PETROCHINA'S 2006 NET PROFIT RISES 6.6% YEAR-ON-YEAR
                      TO A RECORD HIGH OF RMB142.2 BILLION

19 March 2007, Beijing -- PetroChina Company Limited ("PetroChina" or the "Company", SEHK stock code 0857; NYSE symbol PTR) announced today that it recorded a net profit of RMB142.2 billion for the year ended December 31, 2006, representing an increase of 6.6 percent from the previous year. This marks yet another record high in the Company's earnings since its initial public offering.

For the year ended December 31, 2006, the Company's turnover reached RMB688.98 billion, representing an increase of 24.8 percent from 2005. The basic and diluted earnings per share were RMB0.79, representing an increase of approximately RMB0.04 from 2005. The Board of Directors of the Company has recommended a final dividend of approximately RMB0.15 per share for 2006. That, together with the interim dividend for 2006 of approximately RMB0.20 per share, will give a total dividend of RMB0.357505 per share for the whole year.

Mr. Jiang Jiemin, President of PetroChina said, "2006 marked a year of

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further achievements and progress in various arenas, thanks to dedicated efforts of our management team and staff members, who firmly implemented the resolutions passed and the key strategies laid down by the Board of Directors on resources exploration, marketing, and globalization. Fortifying core businesses development, emphasizing safety and environmental protection work, and improving our economic growth model, we managed to solidify our business foundation and capitalize on the opportunities presented in the market. This enabled us to fully realize a substantial growth in our business performance and boost our strengths significantly.

EXPLORATION AND PRODUCTION
In 2006, the Company continued to make oil exploration a priority and deepened its efforts in natural gas exploration. A series of significant breakthroughs and important developments were accomplished at the Jidong tidal and shallow water areas in Bohai Bay Basin, Baibao, Jiyuan and the surrounding areas of Sulige in the Erdos Basin, the northern part of Songliao Basin, the Sichuan Basin, and the northwestern rim of the Junggar Basin. According to independent reserves assessment, the Company realized a replacement ratio of 1.097 for crude oil reserves and 4.37 for natural gas reserves in 2006. This effectively surpassed pre-set targets and has laid the foundation for continuous and steady growth in oil and gas production in the future.

In 2006, PetroChina's domestic crude oil output set another record high and its natural gas output continued to rise rapidly. Its overseas oil and

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gas output also grew at a fast pace. The Company saw its domestic and overseas oil and gas output hit an aggregate of 1.059 billion barrels of oil equivalent, representing an increase of 4.9 percent from 2005. Crude oil output reached 831 million barrels, representing an increase of 0.9 percent from last year. Output of marketable natural gas reached 1.372 trillion cubic feet, representing a growth of 22.5 percent from 2005. As part of the Company's oilfield readjustment programme, Daqing Oilfield reaped good results with annual crude oil output reaching 43.38 million tons. At present, PetroChina has six domestic oil and gas fields including Daqing, Changqing, Tarim, Xinjiang, Liaohe and Southwest oilfields with annual output breaking through 10 million tons of oil equivalent.

During the year, the Company's exploration and production segment realized an operating profit of RMB219.86 billion, representing an increase of 5.7 percent from the previous year. The segment remains a major contributor to the Company's overall growth.

REFINING AND MARKETING
In 2006, the Company's refining segment responded proactively to strong demand in the market by optimizing its resources allocation, production and business operations, and running its refining facilities efficiently with safe and smooth operations. During the year, the Company processed 785 million barrels of crude oil, representing an increase of 4.3 percent from 2005.

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Facing market changes in 2006, the Company spared no efforts to strengthen the coordination of production, transportation and marketing operations, optimize resources allocation, enhance the sales quality and volume of its products and expand the building of its marketing network. During the year, the Company sold
74.90 million tons of refined products. Of this, 47.02 million tons were retail sales, representing an increase of 23.3 percent from the previous year. The number of service stations totaled 18,207 units in 2006. Average daily sales per station reached 7.8 tons, representing an increase of 16.7 percent from 2005.

In 2006, the construction of key projects in the refining segment proceeded in an orderly way with the crude oil primary processing capability enhancing remarkably. During the year, the 10-million-ton-class refining project of Guangxi Petrochemical kicked off its construction, which facilitated the Company in achieving a better nationwide strategic business layout for refining production and product marketing in the Southwest China market.

In 2006, the Company's refining and marketing segment recorded an operating loss of RMB29.16 billion due to the government's price control of refined products.

CHEMICALS AND MARKETING
In 2006, the Company ran its major chemical facilities at full capacity as it seized market opportunities and optimized its product mix. Major technical and economic indicators were improved further, with yield of

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ethylene maintaining its leading position in the industry domestically. During the year, commercial production of chemical products reached 13.33 million tons, representing an increase of 1.4 percent from 2005. Output of ethylene stood at
2.07 million tons, representing a rise of 9.5 percent from 2005.

In 2006, the chemical and marketing segment recorded an operating profit of RMB5.06 billion, representing a rise of 54.4 percent from 2005.

NATURAL GAS AND PIPELINE
In 2006, the Company made smooth progress in its major pipeline network construction projects. With the Ji-Ning Connection Line and Huai-Wu Connection Line linking to the West-East Gas Pipeline being put into operation one after the other during the year, an expanded network comprising the West-East Gas Pipeline, Second Shaanxi-Beijing Gas Pipeline and Zhongxian-Wuhan Gas Pipeline was finally created, which in turn raised the stability and reliability of gas supply in the country. The Alashankou-Dushanzi Crude Oil Pipeline started commercial operations during the year to deliver crude oil imported via the China-Kazakhstan Pipeline from the border port of Alashankou to Dushanzi Petrochemical Company. Several projects such as Dagang-Zaozhuang Product Oil Pipeline, Lanzhou-Yinchuan Gas Pipeline and Daqing-Harbin Gas Pipeline also kicked off construction and proceeded smoothly. To date, the skeleton of the Company's nationwide oil and gas trunk pipeline network has been formed. Advanced networking system coverage has been achieved in

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a number of areas.

In 2006, the natural gas and pipeline segment recorded an operating profit of RMB8.99 billion, representing an increase of 182.3 percent from 2005. The segment is now regarded as a key bright spot for further economic growth.

INTERNATIONAL BUSINESS
In 2006, the Company's international business developed at an accelerated pace, with operational scale and scope continuing to expand further. During the year, the Company completed the acquisition of a 67 percent interest in PetroKazakhstan from its parent China National Petroleum Corporation ("CNPC") through CNPC Exploration and Development, a joint venture with CNPC, elevating the Company into a new stage of large scale development for its overseas oil and gas operation. In 2006, the Company saw its overseas net oil and gas output reach an aggregate 56.73 million barrels of oil equivalent, representing an increase of 4.2 percent from 2005. In addition, the Company achieved rapid growth in both total trade volume and trade value in its international trading business.

OUTLOOK FOR 2007
Looking forward into 2007, as global economy continues with its steady growth, demand for natural resource commodities is expected to be on an upward trend. It is also anticipated that the Chinese economy will keep advancing at a relatively fast pace, which will trigger increasing

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market demand for oil and gas products. All these would be conducive to further growth in the Company. Capitalizing on the opportunities, PetroChina will make every endeavour to rise above the adversities and vigorously pursue the three key strategies of resources exploration, marketing and globalization in a move to obtain quality and rapid development of its core businesses. The Company will continue to step up its pace of oil and gas exploration and further solidify resource bases for realizing its growth target for oil and gas output; optimize the structure of refining and chemical businesses and coordinate the production and project construction in an orderly way to further boost operational efficiency; coordinate and drive ahead the construction of oil and gas transmission and storage facilities to ensure a safe and steady supply in the market; expedite development of its international business to achieve sizeable, effective and sustainable development; foster exploration of new energy sources; and toughen its safety, environmental protection and energy saving work. The Company is committed to fulfilling its economic, environmental and social responsibilities in an active manner to maximize returns to its shareholders, society and staff members.

                                       ###

Additional information on PetroChina is available at the Company's website: http://www.petrochina.com.cn

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
Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010            Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd.  For enquiries, please contact:
Ms. Helen Lam             Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672     Email: helen.lam@hillandknowlton.com.hk

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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PetroChina Company Limited



Dated: March 20, 2007                       By: /s/ Li Huaiqi
                                                -------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary